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02034053

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Innovision Solutions Inc.

*CURRENT ADDRESS

PROCESSED
MAY 21 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3459 FISCAL YEAR 10-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 5/6/02

INOVISION SOLUTIONS INC.

NOTICE OF 2002 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2002 annual general meeting (the "Meeting") of members of Inovision Solutions Inc. (the "Company") will be held in the Board Room, 708 - 1111 West Hastings Street, Vancouver, British Columbia on April 30, 2002, at the hour of 10:30 a.m. for the following purposes:

(a) To receive and consider the report of the directors, the audited financial statements of the Company for the period ended October 31, 2001, and the report of the auditor thereon;

(b) To appoint an auditor for the ensuing year at a remuneration to be fixed by the directors;

(c) To ratify and confirm all acts, deeds and things done and proceedings taken by the directors and officers of the Company on its behalf since the last annual general meeting;

(d) To elect directors for the ensuing year;

(e) To consider and, if thought fit, to approve

  (i) all stock options granted in the past year,

  (ii) the granting of directors', officers', and employees' incentive stock options,

  (iii) the establishment of any stock option plan proposed in the accompanying information circular, and

  (iv) the amendment of any past, present or future stock options, stock option agreements, or stock option plans,

  providing the same are in accordance with the policies of the Canadian Venture Exchange (the "Exchange") and notice thereof is filed with the Exchange; and

(f) To transact such other business as may be properly transacted at the Meeting or at any adjournment thereof.

Members who are unable to attend the Meeting in person are requested to read the notes accompanying the instrument of proxy and complete and return the proxy to the Company's transfer agent, Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, British Columbia, V6C 3B8, Facsimile No.: (604) 689-8144 or the Company, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 20th day of March, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

"Daniel McGee"

DANIEL McGEE,
President

KJELD WERBES LAW CORPORATION
BARRISTER AND SOLICITOR

INOVISION SOLUTIONS INC.

INFORMATION CIRCULAR
as at and dated March 20, 2002

Solicitation of Proxies

This information circular is furnished in connection with the solicitation of proxies by management of **Inovision Solutions Inc.** (the "Company") for use at the 2002 annual general meeting (the "Meeting") of members of the Company to be held on April 30, 2002, at the time and place and for the purposes set forth in the notice of Meeting.

The cost of this solicitation will be borne by the Company.

Appointment and Revocation of Proxies

The persons named in the accompanying form of proxy are directors of the Company. A member desiring to appoint some other person (who need not be a member) to represent him or her at the meeting may do so, either by striking out the printed names and inserting the desired person's name in the blank space provided in the form of proxy or by completing another proper form of proxy and in either case delivering the completed proxy to the office of **Pacific Corporate Trust Company**, 10th Floor - 625 Howe Street, Vancouver, British Columbia, V6C 3B8, facsimile no.: (604) 689-8144 or to the Company's office, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

The chair of the Meeting will have the discretion to accept or reject proxies otherwise deposited.

A member who has given a proxy may revoke it by an instrument in writing delivered to the said office of Pacific Corporate Trust Company or the Company's office at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the chair of the Meeting, or in any manner provided by law.

Voting of Proxies

The securities represented by the proxy will be voted or withheld from voting in accordance with the instructions of the member on any ballot that may be called for, and if the member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. The form of proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying notice of Meeting. If a choice with respect to such matters is not specified, it is intended that the person designated by management in the form of proxy will vote the securities represented by the proxy <u>in favour of</u> each matter identified in the proxy and <u>for</u> the nominees of management for directors and auditor.

The proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying notice of Meeting and other matters which may properly come before the Meeting. As at the date of this information circular, management is not aware of any amendments, variations, or other matters. If such should occur, the persons designated by management will vote thereon in accordance with their best judgment, exercising discretionary authority.

Advance Notice of Annual General Meeting

Advance notice of the Meeting was published on February 27, 2002, to the requirements of section 135 of the *Company Act* of British Columbia and section 4 of the "Regulation" to the *Company Act*.

Voting Securities and Principal Holders Thereof

The voting securities of the Company consist of 100,000,000 common shares without par value. As at the date of this information circular, 2,933,368 common shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting. March 20, 2002, has been fixed in advance by the directors of the Company as the record date for the purpose of determining those members entitled to receive notice of, and to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company:

Name	Number of Voting Securities	Percentage
CDS &Co.*	493,810	16.83%
Daniel McGee	510,000	17.38%

*beneficial owners unknown

Appointment of Auditor

The persons named in the enclosed instrument of proxy intend to vote for the appointment of **Ellis Foster, Chartered Accountants,** as the Company's auditor until the next annual general meeting of members at a remuneration to be fixed by the board of directors.

Election of Directors

The persons named in the following table are management's nominees to the board. Each director elected will hold office until the next annual general meeting or until his or her successor is duly elected or appointed unless his or her office is earlier vacated in accordance with the articles of the Company or unless he or she becomes disqualified to act as a director.

Name and Address of Nominee and Present Position with Company	Principal Occupation	Period From Which Nominee Has Been Director	Number of Approximate Voting Securities[1]
Daniel McGee Coquitlam, BC President/Director	President of Inovision Solutions Inc.	December 16, 1983	646,610
Judy M. Pullman Port Coquitlam, BC Director, Secretary	Secretary	December 16, 1983	50,000
Edward Muir Vancouver, BC Director	Branch Manager, John Crane Canada	December 15, 1997	32,000

[1] voting securities beneficially owned, directly or indirectly, or over which control or direction is exercised

All of the proposed nominees are ordinarily resident in Canada.

The board of directors has not appointed an executive committee.

As the Company is a reporting company, the directors of the Company are required to elect, from their number, an audit committee. **Daniel McGee, Edward Muir** and **Judy Pullman** are the three directors elected by the board of directors of the Company to the audit committee.

Statement of Executive Compensation

Compensation to Executive Officers

Daniel McGee has been the Named Executive Officer of the Company as defined in Form 41 prescribed by the "Regulations" under the *Securities Act* of the Province of British Columbia during the preceding year.

The criteria used in determining the amount of executive officer compensation which is appropriate is based on an assessment of salaries paid in the industry for similar duties in which the Company is engaged.

Executive officers are entitled to participate in incentive stock options granted by the Company. For additional information with respect to incentive stock options granted to executive officers, please refer to the heading "Directors' and Key Employees' Stock Options" below.

The following table sets forth particulars concerning the compensation of Named Executive Officers for the Company's previous three financial years:

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)[1]	Securities Under Options/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)[2]
Daniel McGee President	2001	Nil	Nil	Nil	Nil	Nil	Nil	30,000
	2000	Nil	Nil	Nil	275,000	Nil	Nil	30,000
	1999	Nil	Nil	Nil	Nil	Nil	Nil	30,000
Vian Andrews	2000	Nil	Nil	Nil	Nil	Nil	Nil	Nil

1 the value of perquisites and benefits, if any, for each Named Executive Officer was less than the lesser of $50,000 and 10% of the total annual salary and bonus

2 for further details, refer to the heading "Management Contracts" below

Long Term Incentive Plan Awards to Named Executive Officers

No long term incentive plan awards were made to any Named Executive Officer during the financial year ended October 31, 2001.

Options & SARs Granted to Named Executive Officers

No individual grants of options to purchase or acquire securities of the Company or its subsidiaries, if any, or stock appreciation rights ("SARs") as defined in Form 41 prescribed in the "Regulations" under the *Securities Act* of British Columbia were made to Named Executive Officers of the Company during the year ended October 31, 2001.

Options & SARs Exercised by Named Executive Officers

The following table sets forth particulars concerning each exercise of options and SARs by each Named Executive Officer during the financial year ended October 31, 2001, and the financial year-end value of unexercised options and SARs:

Aggregated Option/SAR Exercises during the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/Unexercisable
Daniel McGee	N/A	N/A	Nil	Nil

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no employment contracts between either the Company or its subsidiaries and the Named Executive Officers except as referred to under the heading "Management Contracts" below.

Neither the Company nor any of its subsidiaries have any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of the executive officers' employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the executive officers' responsibilities following a change in control, where in respect of an executive officer the value of such compensation exceeds $100,000.

Compensation of Directors

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors other than the unissued treasury shares reserved for the grant of directors' stock options. There has been no other arrangement pursuant to which directors were compensated by the Company in their capacity as directors during the Company's financial year ended October 31, 2001.

Management Contracts

The Company is party to a Management Contract with Daniel McGee dated 1st day of June, 1993 in Vancouver, BC, whereby Mr. McGee is engaged to perform management services at a cost of $2,500 per month.

Indebtedness of Directors and Senior Officers

None of the directors or senior officers of the Company have been indebted to the Company or its subsidiary during the financial year ended October 31, 2001.

Interest of Insiders In Material Transactions

The directors and officers of the Company have an interest in the resolutions concerning the election of directors and stock options. Otherwise no director or senior officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the Meeting, except for any interest arising from the ownership of shares of the Company where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Particulars of Other Matters to be Acted Upon

Directors' and Key Employees' Stock Options

Approval from both the members as a whole and Disinterested Shareholders is being sought by management to an empowering resolution approving all stock options granted in the past year, all stock option agreements and stock options amended in the past year, and for the grant of any new stock options; the establishment of a stock option plan, and the amendment of any stock option plans, stock option agreements or stock options which my be issued or granted by the Company in the ensuing year providing the same are in accordance with the policies of the Canadian Venture Exchange (the "Exchange"). As a consequence of obtaining the approvals of members and Disinterested Shareholders as sought, the Company will not be required to seek further approval of shareholders to any matter concerning stock options in the ensuing year. Shareholder approval is requested at this time in order to save the Company the expense of convening an extraordinary meeting of members specifically for the purpose of approving a specific grant of Insiders' stock options or any amendment to any existing stock option plans, stock option agreements or stock options made after the date of the annual general meeting.

The current Exchange policies applicable to venture companies provide that no more than 10% of the issued share capital of the company can be made subject to director's and employee's stock options at any one time unless the company has adopted a stock option plan and no more than 5% of the issued share capital of the company may be reserved for issuance to any one individual at the time of the grant of the stock options. Under certain circumstances options may be granted to consultants and investor relations personnel. The price at which the options may be granted is based on the trading price of the company's shares less any permitted discount.

If options are to be established under a stock option plan, the number of shares reserved for issuance under the plan must be fixed as to a number and the Exchange will generally not accept a reservation of more than 20% of the company's issued capital for the grant of options under the plan. Following 6 months the exercise price of the option may be renegotiated and the entire option may be renegotiated after one year from the date of issuance.

Disinterested Shareholder Approval (as defined below) for the grant of stock options must be obtained where: Insiders who are not directors or senior officers of the company are receiving stock options as consultants of the company or where a stock option plan, together with all of the company's other previously established or proposed stock option grants could result at any time in: (A) the number of shares reserved for issuance pursuant to stock options granted to Insiders exceeding 10% of the outstanding issue; (B) the issuance to Insiders, within a one year period of a number of shares exceeding 10% of the outstanding issue; or (C) the issuance to any one Insider and such Insider's associates, within a one year period of a number of shares exceeding 5% of the outstanding issue;

Disinterested Shareholder Approval is defined as the approval of a majority of the votes cast at the shareholders meeting other than votes attaching to securities beneficially owned by: (i) Insiders to whom shares may be issued pursuant to the stock option plan; and (ii) associates of such Insiders.

The Company will register and tabulate the Disinterested Shareholders at the Meeting and record separately in the minutes of the Meeting the determination of (i) all members, including Disinterested Shareholders, and (ii) votes cast by Disinterested Shareholders on the motion concerning stock options.

A copy of the policies governing the grant of Incentive Stock Options of the Exchange is available for review during regular business hours at the office of the Company's solicitor, Werbes Sasges & Company, Suite 708 - 1111 West Hastings Street, Vancouver, B.C. V6E 2J3.

Stock Options Granted and Exercised in the Past Year

Since the beginning of the financial year ended October 31, 2001 the Company did not grant to its directors and senior officers incentive stock options, warrants, or other rights to purchase shares.

Stock Option Approval Sought

The following is a summary of stock option matters for which the Company is seeking shareholder approval:

Name of Optionee	No. of Shares	Exercise Price	Date of Grant	Expiry Date	Price Range in the 30 Day Period Preceding the Exercise of the Options High	Low
Daniel McGee	145,000	$0.36	February 20/02	February 20/07	$0.38	$0.25

Stock Options for the Ensuing Year

The Company intends to reserve 10% of the issued treasury shares of the Company for issuance to directors and key employees pursuant to stock option agreements entered into with them or to be entered into with them subject to Exchange approval and subject to disinterested member approval being obtained with respect to options granted to Insiders of the Company. Options granted will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interest of the Company.

Each option will terminate at the close of business on the date which is the earlier of (a) 30 calendar days after which the optionee ceases to be a director, officer or employee or (b) such date as the board may determine at the time of grant.

Stock Option Plan

The Company is not establishing a stock option plan this year

Management knows of no other matters to come before the Meeting of members other than referred to in the notice of Meeting. However, if any other matters which are not known to the management of the Company shall properly come before the said Meeting, the form of proxy given pursuant to the solicitation by management of the Company will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

BY ORDER OF THE BOARD OF DIRECTORS

"Daniel McGee"

Daniel McGee
President

QUARTERLY REPORT	BC FORM 51-901F	Schedule A

ISSUER DETAILS

For Quarter Ended:	October 31, 2001
Date of Report:	March 7, 2002
Name of Issuer:	**Inovision Solutions Inc.** (formerly Inovision Technologies Inc.)
Issuer's Address:	706 – 1307 Harwood Street Vancouver, BC V6E 1S7
Issuer Fax Number:	(604) 552-0551
Issuer Telephone Number:	(604) 328-1184
Contact Person:	Daniel McGee
Contact Position:	President and Director
Contact Telephone Number:	(604) 328-1184

CERTIFICATE

The schedule(s) required to complete this Quarterly Report is/are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

Director's Name:	Daniel McGee	Date signed:	March 20, 2002
Director's Name:	Judy Pullman	Date signed:	March 20, 2002

INOVISION SOLUTIONS INC.
(formerly Inovision Technologies Inc.)

Financial Statements

October 31, 2001 and 2000

Index

ELLIS FOSTER
CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC Canada V6J 1G1
Telephone: (604) 734-1112 Facsimile: (604) 714-5916
E-Mail: generaldelivery@ellisfoster.com
Website: www.ellisfoster.com

AUDITORS' REPORT

To the Shareholders of

INOVISION SOLUTIONS INC.
(formerly Inovision Technologies Inc.)

We have audited the balance sheet of **Inovision Solutions Inc.** (formerly Inovision Technologies Inc.) as at October 31, 2001 and the statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2001 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

The financial statements as at October 31, 2000 and for the year then ended were audited by another auditor who expressed an opinion without reservation in his report dated March 15, 2001.

Ellis Foster

Vancouver, Canada
March 7, 2002

Chartered Accountants

INOVISION SOLUTIONS INC.
(formerly Inovision Technologies Inc.)

Balance Sheets
October 31, 2001 and 2000

	2001	2000
ASSETS		
Current		
Cash and cash equivalents	$ 1,550	$ 1,288
Loan receivable (Note 4)	100	175,599
	1,650	176,887
Investments (Note 5)	-	3
Capital assets (Note 6)	-	9,927
	$ 1,650	$ 186,817
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 33,264	$ 16,821
Due to a director, non-interest bearing and unsecured	51,579	6,837
	84,843	23,658
SHARE CAPITAL AND DEFICIT		
Share capital (Note 7)	2,459,727	2,444,727
Deficit	(2,542,920)	(2,281,568)
	(83,193)	163,159
	$ 1,650	$ 186,817

Continued operations (Note 1)
Contingencies (Note 11)

Approved by the Directors: "Daniel McGee" Daniel McGee   "Judy Pullman" Judy Pullman

INOVISION SOLUTIONS INC.
(formerly Inovision Technologies Inc.)

Statements of Operations and Deficit
Years Ended October 31, 2001 and 2000

		2001		2000
Expenses				
Amortization	$	2,614	$	3,967
Bank charges		243		272
Consulting fees		-		3,729
Listing and transfer agent fees		8,880		6,357
Management fees		30,000		30,000
Office and miscellaneous		553		8,756
Professional fees		28,614		30,413
Rent		600		1,125
Telephone and utilities		1,033		2,321
Travel and promotion		6,000		7,864
		78,537		94,804
Operating loss		(78,537)		(94,804)
Write off of investment		(3)		-
Write down of loan receivable		(175,499)		-
Write off of capital assets		(7,313)		-
Loss for the year		(261,352)		(94,804)
Deficit, beginning of year		(2,281,568)		(2,186,764)
Deficit, end of year	$	(2,542,920)	$	(2,281,568)
Loss per share - basic and diluted	$	(0.26)	$	(0.10)
Weighted average number of common shares outstanding - basic and diluted		1,004,293		995,868

INOVISION SOLUTIONS INC.
(formerly Inovision Technologies Inc.)

Statements of Cash Flows
Years Ended October 31, 2001 and 2000

	2001	2000
Cash flows from (used in) operating activities		
Loss for the year	$ (261,352)	$ (94,804)
Adjustments for items not involving cash:		
- amortization	2,614	3,967
- write off of investment	3	-
- write down of loan receivable	175,499	-
- write off of capital assets	7,313	-
	(75,923)	(90,837)
Changes in non-cash working capital items:		
- accounts receivable	-	10,497
- accounts payable and accrued liabilities	16,443	12,447
	(59,480)	(67,893)
Cash flows from (used in) financing activities		
Issuance of shares for cash	15,000	255,000
Advances from (repayment to) a director	44,742	(14,963)
	59,742	240,037
Cash flows used in investing activities		
Increase in loan receivable	-	(175,599)
Increase (decrease) in cash and cash equivalents	262	(3,455)
Cash and cash equivalents, beginning of year	1,288	4,743
Cash and cash equivalents, end of year	$ 1,550	$ 1,288

1. Continued Operations

The Company was incorporated under the laws of British Columbia, Canada. The Company changed its name to Inovision Solutions Inc. from Inovision Technologies Inc. on May 15, 2001.

These financial statements have been prepared on a going-concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. The continued operations of the Company are dependent upon the identification, acquisition and development of viable business opportunities, the ability of the Company to obtain necessary financing and upon future profitable operations.

2. Change in Accounting Policies

(a) Effective from October 31, 2001, the Company retroactively adopted a new standard for the computation and disclosure of earnings per share, as recommended by the Canadian Institute of Chartered Accountants. The adoption of the new standard mainly affects the calculation of the diluted earnings (loss) per share amount. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares. Under the new standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.

The adoption of the new standard has no material effect on the calculation of diluted loss per share amount for the prior period as the effect of common shares issuable upon the exercise of warrants and stock options of the Company would be anti-dilutive. Therefore, basic and diluted loss per share would be the same.

(b) During fiscal year 2001, the Company changed its policy for accounting for income taxes from the deferral method to the liability method of tax allocation pursuant to Section 3465, Income Taxes, of The Handbook of the Canadian Institute of Chartered Accountants (see Note 3e). This change has not had a material impact on the prior year's financial statements. The change has been applied retroactively.

3. Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(b) Cash Equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less when purchased.

(c) Capital Assets

Capital assets are stated at cost, net of accumulated amortization.

Amortization is provided on the declining-balance basis over the estimated useful lives of the capital assets at the following annual rates:

Computer	30%
Furniture and fixtures	20%

(d) Earnings (Loss) Per Share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is calculated in accordance with the treasury stock method which assumes that proceeds received from the exercise of stock options and warrants would be used to repurchase common shares at the prevailing market rate. Under the treasury stock method, the basic and diluted loss per share are the same, as the effect of common shares issuable upon the exercise of warrants and stock options of the Company would be anti-dilutive.

(e) Income Taxes

The Company follows the liability method of accounting for income. Under this method, future income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

3. Significant Accounting Policies (continued)

(f) Stock Options

No compensation expense is recognized when stock options are issued to employees, directors and consultants of the Company. Any consideration paid on exercise of stock options or purchase of stock is credited to share capital.

4. Loan Receivable

In fiscal year 2000, pursuant to an agreement with Digital.doc Service (International) Inc. ("Digital.doc") for consulting services from and a 50% interest in Digital.doc, the Company advanced $175,599 to Digital.doc for the development of an internet browser replacement technology. Due to a dispute on the intentions of the agreement, the Company has written down the loan receivable to $100 in fiscal year 2001.

5. Investments

	Balance October 31 2000	2001 Write off	Balance October 31 2001
Licence rights	$ 1	$ (1)	$ -
Option rights	1	(1)	-
Development costs	1	(1)	-
	$ 3	$ (3)	$ -

The Company has a non-exclusive licence right from QD Technology, Inc., USA, to sell certain integrated circuit chips, an option right to enter into a joint venture with Genetrix Software Inc. to develop certain computer software and a software development agreement with Infinite View Inc. to participate in the development of a certain system software. Aggregate investment costs incurred for the licence right, option right and software development were $204,875, $78,144 and $54,053, respectively, among which $204,784, $78,143 and $54,052 were written off in fiscal years 1998 and 1999. As at October 31, 2001, the Company is of the opinion that these projects have no commercial value and decided to write off these investments.

6. Capital Assets

	2001				2000
	Cost	Accumulated amortization	Amount written off	Net book value	Net book value
Computer equipment	$42,648	$38,248	$4,400	$ -	$6,286
Office equipment	5,198	2,285	2,913	-	3,641
	$47,846	$40,533	$7,313	$ -	$9,927

7. Share Capital

(a) Authorized: 100,000,000 common shares without par value.

(b) Issued:

	Shares	Amount
Balance, October 31, 1999	6,316,946	$2,189,727
Issued pursuant to a private placement at $0.10 per share	1,050,000	105,000
Issued pursuant to a private placement at $0.25 per share	600,000	150,000
Balance, October 31, 2000	7,966,946	2,444,727
Issued pursuant to exercise of warrants at $0.15 per share	100,000	15,000
Pursuant to a special resolution to consolidate eight old shares issued and outstanding on April 1, 2001 to one new share	(7,058,578)	-
Balance, October 31, 2001	1,008,368	$2,459,727

(c) 93,750 of the shares issued are held in escrow, the release of which is subject to the direction of the regulatory authorities having jurisdiction.

(d) Stock options outstanding as at October 31, 2001:

Number of Options	Exercise Price Per Option	Expiry Date
53,750	$0.15	February 7, 2002

Each option entitles the holder to acquire one common share of the Company.

7. **Share Capital** (continued)

(e) Share purchase warrants outstanding as at October 31, 2001:

Number of Warrants	Exercise Price Per Warrant	Expiry Date
75,000	$0.40	July 28, 2002

Each share purchase warrant entitles the holder to acquire one common share of the Company.

8. **Related Party Transactions**

The Company incurred the following expenses to a director:

	2001	2000
Management fees	$30,000	$30,000
Rent	600	1,125
Travel and promotion	6,000	-
	$36,600	$31,125

9. **Income Taxes**

(a) A reconciliation of the statutory tax rate to the effective rate for the Company is as follows:

	2001	2000
Statutory income tax rate	(45%)	(46%)
Tax losses not benefited	45%	46%
Effective tax rate	-	-

(b) As at October 31, 2001, the Company has non-capital losses of approximately $1,020,000, capital losses of approximately $513,000 and undepreciated capital costs of approximately $48,000 carried forward for tax purposes and are available to reduce taxable income of future years. The non-capital losses expire commencing in 2002 to 2008. The capital losses *and undepreciated capital costs can be carried forward indefinitely.*

Future income tax benefits which may arise as a result of these losses have not been recognized in these financial statements as their realization is unlikely.

10. Financial Instruments

The carrying value of cash and cash equivalents, loan receivable and accounts payable and accrued liabilities approximate their fair value due to the short-term nature of these instruments. The Company is not subject to significant interest, currency and credit risks arising from these instruments.

It is not practical to determine the fair value of amounts due to a director with sufficient reliability due to the nature of the financial instruments, the absence of secondary markets and the significant cost of obtaining outside appraisals.

11. Contingencies

The Company and its director were named as defendants for a claim of an alleged loan and an alleged contract for service for a total of $57,200. Management is of the opinion that the claim is without merit and should be dismissed.

12. Subsequent Events

(a) Subsequent to October 31, 2001, the Company issued 1,925,000 common shares at $0.10 per share pursuant to a private placement.

(b) Subsequent to October 31, 2001, the Company granted a stock option to a director to purchase 145,000 common shares of the Company at $0.36 per share, exercisable up to February 20, 2007.

13. Comparative Figures

Certain 2000 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2001.

INOVISION TECHNOLOGIES INC.

TO: Registered Members

AND TO: Non-Registered Security Holders

National Policy Statement No. 41 provides Registered Members and Non-Registered Security Holders with the opportunity to elect annually to have their name added to the Issuer's supplemental mailing list in order to receive interim financial statements or, in the Company's discretion, the Company's quarterly reports with financial statements appended thereto. If you wish to receive such information, please complete and return this form to:

Pacific Corporate Trust Company
10th Floor
625 Howe Street
Vancouver, BC
V6C 3B8

NAME: ______________________________
(Please Print)

ADDRESS: ______________________________

____

POSTAL CODE: ______________________________

I hereby certify that I am either a Registered Member or a Non-Registered Security Holder of the Company.

Dated this _______ day of ______________, 2002.

____
(Signature)

INOVISION SOLUTIONS INC. (the "Company")

PROXY

Type of Meeting:	**Annual General Meeting**	**Meeting Time:**	**10:30 a.m., Pacific Time**
Meeting Date:	**April 30, 2002**	**Meeting Location:**	**Boardroom, 708 - 1111 West Hastings Street, Vancouver, B.C.**

This proxy is solicited by the management of the Company.

The undersigned registered shareholder of the Company hereby appoints **Daniel McGee**, President of the Company, or failing him, **Judy Pullman**, a Director of the Company, or in the place of the foregoing, ______________________________, *(Please Print Name)* as proxyholder for and on behalf of the undersigned, with the power of *substitution, to attend, act and vote for* and on behalf of the undersigned in respect of all matters that may properly come before the annual general meeting of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned were present at the meeting or any adjournment thereof.

Resolutions (for full details of each item please see the notice of meeting and information circular which accompanied this proxy form).

		For	Against	Abstain
1.	Approving acts of Directors:	______	______	______
2.	Approving Incentive Stock Options:	______	______	______

		For	Withhold
3.	Appointing **Ellis Foster, Chartered Accountants** as auditor at a remuneration to be fixed by the Directors:	______	______
4.	Electing **Daniel McGee** as director:	______	______
5.	Electing **Judy Pullman** as director:	______	______
6.	Electing **Edward Muir** as director:	______	______

The undersigned hereby revokes any proxy previously given to attend and vote at the meeting

____

(Signature) *(Date)*

____

Please Print Name

Number of securities held if not otherwise specified.______________

This proxy form is not valid unless it is signed and dated. If someone other than the registered shareholder of the Company signs this proxy on the shareholder's behalf, authorizing documentation acceptable to the Chairman of the meeting must be deposited with this proxy form. See reverse.

Subject to the discretion of the chairman of the meeting, to be effective, this proxy form must be received at the office of **Pacific Corporate Trust Company**, or the Company, by mail or by fax no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the meeting. The following are the mailing address and facsimile number of **Pacific Corporate Trust Company**: 10th Floor - 625 Howe Street, Vancouver, British Columbia, V6C 3B8, Facsimile No.: (604) 689-8144.